Exhibit 99.6

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426        (614) 766-1459 FAX

October 23, 2013

Mr. Ryan Scaggs

Chief Operating Officer

Macon Bank

One Center Court

Franklin, North Carolina 28734

Re: Business Plan Proposal

Dear Mr. Scaggs:

This letter represents our proposal to prepare a complete four-year Business Plan (“Plan”) for Macon Bank and Macon Bancorp (collectively “Macon” or the “Bank”), to fulfill all regulatory requirements relating to Macon’s conversion and stock offering (the “stock offering”). The Plan will focus on Macon’s new four-year pro formas, the impact of the stock offering on Macon and Macon Bancorp and the planned use of proceeds at the Bank and the holding company.

Keller & Company is experienced in preparing business plans for filing with and approval by all regulatory agencies. We prepared thirty-two in 2010, thirty-three in 2011 and thirty-two in 2012, and all were approved. Macon’s Plan will be based on the format provided in the attached Exhibit A. We will prepare the four-year pro formas and each discussion section in accordance with regulatory requirements and based on your input, including the use of internal strategic planning documents. Our objective is to ensure that the Bank’s Plan is in compliance with all applicable requirements, and that management and directorate are knowledgeable of and comfortable with the assumptions, commitments and projections contained in the Plan, making the Plan useful for the future. We have filed numerous Plans with the FDIC, the Federal Reserve and the Comptroller of the Currency in connection with standard conversions and second stage conversions and are familiar with their requirements for business plans.

Macon’s pro formas will incorporate the most current interest rate projections available. Our procedure in preparing the Plan and four-year projections is to request key financial information, including the most recent internal financials, strategic plan and budget, investment portfolio mix, recent lending activity, interest rate risk report, level and maturity of borrowed funds, deposit activity, costs and yields and other data from Macon. Based on a review of this information, I will then schedule a time to meet with management to discuss the Bank’s plans and expectations for 2013, 2014, 2015 and 2016, focusing on such items as use of proceeds, deposit growth expectations, loan origination projections, paydown of borrowed funds, new products and services, increases in general valuation allowance, changes in real estate owned, reduction in nonperforming assets, capital expenditures, increases in fixed assets, investment strategy, expansion via merger/acquisition transactions, branch plans, overhead expenses, fees and charges, total compensation, etc. We will then prepare initial financial projections tying the beginning figures to Macon’s September 30, 2013, Call Report balances, incorporating the Bank’s current yields on interest-earning assets and your current costs of interest-bearing liabilities and then update the pro formas when the December 31, 2013, Call Report is available. Assets and liabilities will be repriced based on their maturity period, with such items tied

Mr. Ryan Scaggs

October 23, 2013

to rate indices and the yields and costs adjusting based on interest rate trends. The projections will be based on Macon’s actual performance in 2013, in conjunction with the input from discussions with management and the Bank’s new budget for 2014. We can introduce numerous scenarios for internal use as part of the preparation of the Plan to show the impact of alternative strategies and the impact of proceeds at any other levels rather than the midpoint as required by regulators.

With each set of pro formas (Exhibit B), we will send Macon a discussion summary of the assumptions for easy review and comments (Exhibit C). After your review of the pro formas, we will make any adjustments that are required. When the pro formas are complete, we will provide the final pro forma financial statements, as well as pro formas for the holding company (Exhibit D). The holding company financials will recognize the current and projected income and expense activity of Macon Bancorp.

With regard to the text of the Plan, we will complete each section in draft form for your review and revise each section based on management’s comments and requests. We will also send a copy to the conversion counsel for their input and comments. The Plan will be in full compliance with all regulatory requirements. We will also prepare a quarterly comparison chart each quarter after the stock offering for presentation to the board, showing the quarterly variance in actual performance relative to projections and provide comments on the variance, at no charge.

Keller will also prepare presentation material for the board of directors and review the new Plan with the board of directors for their approval.

Our fee for the preparation of the Plan text and pro formas is $25,000, plus out-of-pocket expenses not to exceed $2,000. The fee includes a retainer of $5,000 to be paid at the time of accepting this proposal. The retainer will be deducted from the total fee at the time of completion of the Plan.

We look forward to working with you and would be pleased to discuss our proposal or answer any questions.

Sincerely,

KELLER & COMPANY, INC.

Michael R. Keller

President

MRK:jmm

enclosure

Accepted this      day of         , 2013.

Ryan Scaggs
Chief Operating Officer